Exhibit 99.195

CONSENT OF INDEPENDENT AUDITOR

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of Fire & Flower Holdings Corp. of our report dated April 26, 2021 relating to the consolidated financial statements as at and for the years ended January 30, 2021 and February 1, 2020, which is filed as Exhibit 99.136 to this Registration Statement on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form 40-F of Fire & Flower Holdings Corp. of our report dated April 29, 2020 relating to the consolidated financial statements as at and for the year ended February 1, 2020, which is filed as Exhibits 99.26, 99.88, 99.94 and 99.101 to this Registration Statement on this Form 40-F.

We also consent to the references to us under the heading “Interests of Experts” in the Annual Information Form for 2021, filed as Exhibit 99.141 and the Annual Information Form for 2020, filed as Exhibit 99.24 to this Registration Statement on Form 40-F.

/s/Pricewaterhouse Coopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Oakville, Ontario, Canada

January 18, 2022